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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                               ARTISTdirect, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04315D400
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [X]    Rule 13d-1(d)
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CUSIP NO. 04315D400                     13G                    PAGE 2 OF 4 PAGES
-------------------                                            -----------------

    1.      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                              Keith K. Yokomoto

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
    3.      SEC USE ONLY

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

                                 5.     SOLE VOTING POWER

         NUMBER OF                               260,222

           SHARES                6.     SHARED VOTING POWER

        BENEFICIALLY                             200

          OWNED BY               7.     SOLE DISPOSITIVE POWER

            EACH                                 260,222

         REPORTING               8.     SHARED DISPOSITIVE POWER

        PERSON WITH                              200


    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     260,422

   10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           [ ]


   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     7.4% (after giving effect to the exercise of options)

   12.      TYPE OF REPORTING PERSON
                     IN

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-------------------                                            -----------------
CUSIP NO. 04315D400                     13G                    PAGE 3 OF 4 PAGES
-------------------                                            -----------------

   ITEM 1(a).      NAME OF ISSUER:
                             ARTISTdirect, Inc.

   ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                             5670 Wilshire Boulevard, Suite 200
                             Los Angeles, CA  90036

   ITEM 2(a).      NAME OF PERSON FILING:
                             Keith K. Yokomoto

   ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                             5670 Wilshire Boulevard, Suite 200
                             Los Angeles, CA  90036

   ITEM 2(c).      CITIZENSHIP
                             United States

   ITEM 2(d).      TITLE OF CLASS OF SECURITIES:
                             Common Stock, par value $0.01 per share

   ITEM 2(e).      CUSIP NUMBER:
                             04315D400

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                   Not Applicable

     ITEM 4.       OWNERSHIP.

                   (a)   Amount Beneficially Owned:            260,422
                   (b)   Percent of Class:      7.4% (after giving effect to
                         the exercise of options)
                   (c)   Number of shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote:
                                                                         260,222
                         (ii)  Shared power to vote or to direct the vote:
                                                                             200
                         (iii) Sole power to dispose or to direct the
                               disposition of:                           260,222
                         (iv)  Shared power to dispose or to direct the
                               disposition of:                               200

     ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                             Not Applicable

     ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.
                             Not Applicable

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CUSIP NO. 04315D400                     13G                    PAGE 4 OF 4 PAGES
-------------------                                            -----------------


     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
                             Not Applicable

     ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                             Not Applicable

     ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
                             Not Applicable

    ITEM 10.       CERTIFICATIONS.
                             Not Applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 4, 2002
                                   ------------------------------------------
                                                     Date

                                            /s/ KEITH K. YOKOMOTO
                                   ------------------------------------------
                                                  (Signature)

                                   Name:   Keith K. Yokomoto
                                   Title:  President, Chief Operating Officer
                                           and Director of ARTISTdirect, Inc.